SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S/A
CNPJ nº 02.558.129/0001-45 NIRE nº 33.3.0026819-7
(Publicly-held Company)

NOTICE TO SHAREHOLDERS

Tele Sudeste Celular Participações S.A., hereby informs to the public that its Board of Directors has approved an increase of its capital stock as a consequence of the corporate restructuring process, occurred in three stages during the period from October to November 2000, involving the company and its controlled and controlling companies, everything as disclosed in the relevant facts disclosed on 10.11.2000, 11.14.2000 and 12.04.2000. The amortization of the premium arising out of the corporate restructuring process resulted, in 2004, in a tax benefit of thirty-six million, four hundred and eighty-five thousand, four hundred and sixty-five reais and ninety-two cents (R$ 36,485,465.92), representing a credit to controlling shareholders Sudestecel Participações Ltda. and Tagilo Participações Ltda.., to be used for increase of the capital stock of the company from R$ 891,459,528.20 to R$927,944,994.12, upon issuance of 2,029,225 new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be credited to Sudestecel Participações Ltda. and Tagilo Participações Ltda.

TOTAL AMOUNT OF SHARE SUBSCRIPTION AND INCREASE OF CAPITAL

Thirty-six million, four hundred and eighty-five thousand, four hundred and sixty-five reais and ninety-two cents (R$ 36,485,465.92).

NUMBER AND TYPE OF SHARES TO BE ISSUED

Two million, twenty-nine thousand, two hundred and twenty-five (2,029,225) common shares, with no face value, in book-entry form.

ISSUE PRICE

Seventeen reais and ninety-eight cents (R$ 17.98) per common share.

The issue price for the common shares corresponds to 90% of the weighted average of the prices in the main market of the 30 trading sessions of Bovespa (São Paulo Stock Exchange) held from May 16, 2005 to and including June 27, 2005.

DIVIDENDS

The issued shares, after homologation of the respective capital increase by the Board of Directors, shall be entitled to full dividends as may be declared by the Company.

TERM FOR EXERCISE OF THE PREEMPTIVE RIGHT

Beginning: June 29, 2005                End: July 28, 2005

PREEMPTIVE RIGHT RATIO

In order to ascertain the number of shares a shareholder will be entitled to subscribe, he/she should multiply the number of shares owned by him/her at 06/28/2005, for the following rates:

Type of shares owned	Rate	Type to be Subscribed
Common	0.022596658	Common
Preferred	0.022596658	Common

PAYMENT TERMS

Cash, upon subscription.

ELIGIBILITY FOR SUBSCRIPTION

Shareholders having acquired their shares up to 06/28/2005 will be eligible to subscribe shares. Shares acquired after 06/29/2005 will be ex-preemptive right to the assignee.

Holders of ADR's: The new shares shall not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to North-American persons.

Shareholders wishing to trade their preemptive rights may do so in the period from June 29, 2005 until July 21, 2005, and those shareholders whose shares are kept in custody with Banco ABN Amro Real should either request to such institution the respective certificate of assignment of rights, which shall be issued by ABN Amro Real, or instruct a securities dealer to be selected by him/her to directly trade the shares at the stock exchanges.

Once the certificate of assignment of rights is issued, under the terms provided for in the preceding item, and in case of actual disposal of the relevant shares, the corresponding statement on the reverse side of the certificate of assignment of rights will be required, with the signature of the assignor duly attested by a notary public.

NON-EXERCISED RIGHTS

There will be no non-exercised preemptive rights, since this is the case of capitalization of credits available in current account.

DOCUMENTS REQUIRED FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders will be required to present the following original documents or certified copies thereof:

  Individual: Identity card, individual taxpayer registration card (CPF) and proof of residence.
  Legal Entity: certified copy of the most recently restated bylaws or articles of association, CNPJ (National Registry of Legal Entities) registration card, corporate documents granting representation powers and certified copies of the CPF, Identity Card and proof of residence of its directors and officers. Investors residing abroad may be required to present other representation documents.
  In case of representation by proxy, a power of attorney drawn-up with a notary public will be required.

ASSISTANCE LOCATIONS

At securities dealers, for shares under custody with the Brazilian Settlement and Custody Agency – CBLC and at Banco ABN Amro Real branches, for shares under custody with such institution.

SHARES CREDIT

The shares shall be credited within three (3) business days after the homologation of the capital increase, save for shares subscribed with ABN Amro Real, which shall be credited within up to five (5) business days after the homologation of the Capital Increase.

Rio de Janeiro, June 28, 2005

Arcádio Luís Martinez García
Investor Relations Officer
Tele Sudeste Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.